PROSPECTUS	Files Pursuant to Rule 424(b)4
Registration File Number 333-30094

941,457 Shares

MARINEMAX, INC.
Common Stock

      This prospectus relates to the sale of up to 941,457 shares of MarineMax, Inc. common stock by certain selling stockholders from time to time. We expect that sales made pursuant to this prospectus will be made

•	in broker’s transactions

•	in transactions directly with market makers, or

•	in negotiated sales or otherwise.

      The shares may be sold at current market prices or at negotiated prices at the time of the sale. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, and brokerage commissions associated with the sale of their shares.

      The selling stockholders and the brokers and dealers that they utilize may be deemed to be “underwriters” within the meaning of the securities laws, and any commissions received and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

      We will not receive any of the proceeds of sales by the selling stockholders. Securities laws and SEC regulations may require the delivery of this prospectus to purchasers when they resell their shares of common stock.

      Our common stock is traded on the New York Stock Exchange under the symbol “HZO.” On February 24, 2000, the last reported sale price of the Common Stock as reported on the New York Stock Exchange was $10.00 per share.

       Prospective investors should carefully consider the matters discussed under “Risk Factors,” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 24, 2000.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports, proxy statements, and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy, and information statements and other materials that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. This web site can be accessed at http://www.sec.gov.

THIS PROSPECTUS INCORPORATES CERTAIN

INFORMATION BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the year ended September 30, 1999, filed on December 29, 1999;

•	our Form 10-Q Report for the quarter ended December 31, 1999, filed on February 14, 2000;

•	the description of our common stock contained in our registration statement on Form 8-A (Registration No. 1-14173) declared effective by the SEC on June 1, 1998, including any amendments or reports filed for the purpose of updating that description; and

•	our Proxy Statement, filed on January 31, 2000.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

      You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 499
Clearwater, Florida 33764
(727) 531-1700

Statement Regarding Forward-Looking Statements

Certain statements and information contained in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the boating industry in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors.”

PROSPECTUS SUMMARY

      The following summary does not contain all information that may be important to prospective investors. Prospective investors should review this entire prospectus before deciding to acquire shares of our common stock. Unless the context otherwise requires, all references to “MarineMax” mean MarineMax, Inc. prior to its acquisition of five previously independent recreational boat dealers, including their related real estate companies, and all references to the “Company,” “we,” “us,” and “our” mean, as a combined company, MarineMax, Inc. and the 15 recreational boat dealers and two boat brokerage operations we have acquired to date. Each of these acquired dealers operates as a wholly owned operating subsidiary of MarineMax, Inc.

The Company

      We are the largest recreational boat dealer in the United States. Through 52 retail locations in Arizona, California, Florida, Delaware, Georgia, Minnesota, Nevada, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, and Utah, we sell new and used recreational boats, including pleasure boats (such as sport boats, sport cruisers, sport yachts, and yachts), and fishing boats with a focus on premium brands in each segment. We also sell related marine products, including engines, trailers, parts, and accessories. In addition, we arrange related boat financing, insurance, and extended service contracts; provide repair and maintenance services; and offer boat brokerage services.

      We are the nation’s largest retailer of Sea Ray, Boston Whaler, and other boats manufactured by Brunswick Corporation, which is the world’s largest manufacturer of recreational boats. Sales of new Brunswick boats accounted for 91% of our new boat sales in fiscal 1999, which we believe represented approximately 30% of all new Sea Ray boat sales and approximately 9% of all Brunswick marine product sales during that period. Each of our principal operating subsidiaries is a party to a 10-year dealer agreement with Brunswick covering Sea Ray products and is the exclusive dealer of Sea Ray boats in its geographic market.

      We commenced operations as a combined company as a result of the March 1, 1998 acquisition of five previously independent recreational boat dealers and have acquired ten additional previously independent recreational boat dealers and two boat brokerage operations since that time. We are capitalizing on the experience and success of each of the acquired dealers in order to establish a new national standard of customer service and responsiveness in the highly fragmented retail boating industry. While the average new boat retailer generates less than $3.0 million in annual sales, our retail locations, which operated at least 12 months, averaged $12.9 million in annual sales in fiscal 1999. As a result of our emphasis on premium brand boats, our average selling price for a new boat in fiscal 1999 was approximately $57,000 compared to the estimated industry average selling price of approximately $17,000. For the fiscal year ended September 30, 1999, we had revenue of approximately $450.1 million, operating income of approximately $32.2 million, and net income of approximately $18.2 million. Our same-store sales increased by approximately 18% in fiscal 1999 and have increased an average of 18% for the last five years.

      We are adopting the best practices of our acquired dealers as appropriate to enhance our ability to attract more customers, foster an overall enjoyable boating experience, and offer boat manufacturers stable and professional retail distribution and a broad geographic presence. We believe that our full range of services, two years of free maintenance, which we call “MarineMax Care,” MarineMax Value-Price sales approach, prime retail locations, extensive facilities, and emphasis on customer service and satisfaction before and after a boat sale are competitive advantages that enable us to be more responsive to the needs of existing and prospective customers.

      The recreational boating industry generated approximately $19.2 billion in retail sales in calendar 1998, including sales of new and used boats; marine products, such as engines, trailers, equipment, and accessories; and related expenditures, such as fuel, insurance, docking, storage, and repairs. Retail sales of new boats, engines, and trailers, and accessories accounted for approximately $10.0 billion of these sales in 1998. We estimate that the boat retailing industry includes more than 5,000 boat retailers, most of which are small retailers that operate in a single market and provide varying degrees of merchandising, professional management, and customer service. We believe that many dealers are finding it increasingly difficult to make the managerial and capital commitments necessary to achieve higher customer service levels and upgrade systems and facilities as required by boat manufacturers, particularly during a period of stagnant industry growth. We also believe that many dealers lack an exit strategy for their owners.

      We maintain our executive offices at 18167 U.S. 19 North, Suite 499, Clearwater, Florida 33764, and our telephone number is (727) 531-1700. We were incorporated in the state of Delaware in January 1998.

Strategy

      Our goal is to enhance our position as the nation’s leading retailer of recreational boats. Key elements of our operating and growth strategies include the following:

•	emphasizing customer satisfaction and loyalty by creating an overall enjoyable boating experience beginning with the negotiation-free purchase process, two years of free maintenance, superior service, and premier facilities;

•	implementing the “best practices” of each of our acquired dealers as appropriate throughout our dealerships;

•	achieving operating efficiencies and synergies among our dealerships to enhance internal growth and profitability;

•	emphasizing employee training;

•	opening additional retail facilities in our existing and new territories;

•	offering additional product lines and services throughout our dealerships;

•	pursuing strategic acquisitions to capitalize upon the significant consolidation opportunities in the highly fragmented recreational boat dealer industry by acquiring additional dealers and improving their performance and profitability through the implementation of our operating strategies;

•	promoting national brand name recognition and North-South connection;

•	operating with a decentralized approach to the operational management of our dealerships; and

•	utilizing technology throughout operations.

Development of the Company; Acquisitions

      MarineMax was founded in January 1998. MarineMax itself, however, conducted no operations until the acquisition of five independent recreational boat dealers on March 1, 1998. We acquired a sixth recreational boat dealer on April 30, 1998. Since our initial public offering in June 1998, we have acquired nine additional recreational boat dealers and two boat brokerage operations.

      Each of our acquired dealers is continuing its operations as a wholly owned operating subsidiary of our company. The following table sets forth information regarding the acquired dealers and the retail locations, or dealerships, they operate.

Acquired Dealers	Acquisition Date	Business

Bassett Boat Company of Florida	March 1998	Operates five retail locations in Miami, Miami Beach, Palm Beach, Pompano Beach, and Stuart, Florida
Louis DelHomme Marine	March 1998	Operates eight retail locations in Lewisville (Dallas), League City, and Houston, Texas
Gulfwind USA, Inc.	March 1998	Operates five retail locations in Apollo Beach, Clearwater, St. Petersburg, and Tampa, Florida
Gulfwind South, Inc.	March 1998	Operates two retail locations in Fort Myers and Naples, Florida
Harrison’s Boat Center, Inc. and Harrison’s Marine Centers of Arizona, Inc.	March 1998	Operates six retail locations in Oakland, Redding, Santa Rosa, and Sacramento, California, and Tempe, Arizona
Stovall Marine, Inc.	April 1998	Operates three retail locations in Kennesaw (Atlanta), Forest Park (Atlanta), and Lake Lanier, Georgia
Cochran’s Marine, Inc. and C & N Marine Corporation	July 1998	Operates five retail locations in Rogers, Walker, Oakdale, and Woodbury, Minnesota
Sea Ray of North Carolina, Inc.	July 1998	Operates two retail locations in Wrightsville Beach, North Carolina and Myrtle Beach, South Carolina
Brevard Boat Company	September 1998	Operates one retail location in Cocoa, Florida
Sea Ray of Las Vegas	September 1998	Operates one retail location in Las Vegas, Nevada
Treasure Cove Marina, Inc.	September 1998	Operates four retail locations in Cleveland (Flats), Port Clinton, and Toledo, Ohio

Acquired Dealers	Acquisition Date	Business

Woods & Oviatt, Inc.	October 1998	Operates one boat brokerage operation headquartered in Ft. Lauderdale, Florida
Boating World	February 1999	Operates one retail location in Arlington, Texas
Merit Marine, Inc.	March 1999	Operates three retail locations in Brant Beach, Ship Bottom, and Somers Point, New Jersey
Suburban Boatworks, Inc.	April 1999	Operates three retail locations in Bear, Delaware; Brick, New Jersey; and Warrington, Pennsylvania
Hansen Marine, Inc.	August 1999	Operates one combined boat brokerage and retail sales operation headquartered in Jacksonville, Florida
Duce Marine, Inc.	December 1999	Operates one retail location in Salt Lake City, Utah

      In October 1998, we received the Hatteras Yachts dealership for the state of Florida, excluding certain portions of the Florida Panhandle, and became the U.S. distributor for Hatteras products over 74 feet.

      As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

THE OFFERING

Securities offered by the selling stockholders	941,457 shares of common stock

Common stock currently outstanding	15,180,211 shares. This number does not include 2,072,866 shares of common stock reserved for issuance upon exercise of stock options outstanding as of December 31, 1999.

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders.

Risk factors	You should carefully consider the factors discussed under “Risk Factors” before purchasing our common stock.

New York Stock Exchange symbol	HZO

SUMMARY CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except earnings per share data)

			Nine Months Ended		Fiscal Year	Fiscal Year
	Year Ended December 31,		September 30,		Ended	Ended
					September 30,	September 30,
	1995	1996	1996	1997	1998	1999

	(In thousands, except per share data)

Statement of Operations Data:

Revenue	$168,111	$197,609	$156,611	$200,414	$291,182	$450,058

Cost of sales	128,823	149,948	117,514	150,479	220,364	338,403

Gross profit	39,288	47,661	39,097	49,935	70,818	111,655

Selling, general, and administrative expenses	31,071	38,650	25,378	30,388	52,479	79,484

Non-recurring settlement(1)	—	—	—	—	15,000	—

Income from operations	8,217	9,011	13,719	19,547	3,339	32,171

Interest expense, net	1,414	1,823	1,453	1,806	2,212	2,040

Income before tax provision (benefit)	6,803	7,188	12,266	17,741	1,127	30,131

Tax provision (benefit)	(20)	42	661	596	1,705	11,978

Net income (loss)	$6,823	$7,146	$11,605	$17,146	$(577)	$18,153

Net income (loss) per share: Diluted(2)					$(0.05)	$1.21

Weighted average number of shares: Diluted(2)					11,027,949	14,964,727

Other Data:

Number of stores(3)	22	23	23	24	40	51

Sales per store(4)	$6,572	$7,124	$7,027	$8,722	$11,269	$12,938

Same-store sales growth(5)	14%	14%	8%	28%	18%	18%

	December 31,		September 30,

	1995	1996	1997	1998	1999

Balance Sheet Data:

Working capital	$7,408	$8,560	$23,556	$29,080	$28,352

Total assets	59,992	82,312	89,591	150,458	235,751

Long-term debt (including current portion)	1,161	1,438	7,414	3,692	7,520

Total stockholders’ equity	11,319	12,885	23,298	66,335	90,233

(1)	Consists of Brunswick settlement obligation. See “Risk Considerations — Necessity for Manufacturers’ Consent to Dealer Acquisitions and Market Expansion.”

(2)	We have elected to present historical per share data for the fiscal years ended September 30, 1999 and 1998 only, as the per share data for the other periods is not meaningful to due to changes in the historical equity structure and compensation paid to stockholder employees.

(3)	Includes only those stores open at period end.

(4)	Includes only those stores open for the entire preceding 12- or nine-month period, respectively.

(5)	New and acquired stores are included in the comparable base at the end of the store’s thirteenth month of operations.

RISK FACTORS

      An investment in shares of common stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in or incorporated into this prospectus, in evaluating an investment in shares offered hereby. This prospectus contains forward-looking statements that involve risks and uncertainties and address, among other things, our acquisition and expansion strategy, integration of acquired companies, capital expenditures, liquidity, third-party contractual arrangements, cost-reduction efforts, and product demand. Actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth below.

We must integrate the operations of the dealers we recently acquired.

      MarineMax was founded in January 1998. On March 1, 1998, MarineMax acquired five independent recreational boat dealers that operated under their principal owners for an average of more than 21 years. MarineMax itself, however, conducted no operations and generated no sales or revenue until its acquisition of the five dealers on March 1, 1998. Since March 1, 1998, we have acquired ten additional recreational boat dealers and two boat brokerage operations. The acquired dealers operated independently prior to their acquisition by us. The consolidated financial results of MarineMax cover periods when MarineMax and the acquired dealers were not under common management or control and are not necessarily indicative of the results that would have been achieved if MarineMax and the acquired dealers had been operated on an integrated basis or the results that may be realized on a consolidated basis in the future.

      Our success depends, in part, on our ability to integrate the operations of the acquired dealers and other dealers we acquire in the future, including centralizing certain functions to achieve cost savings and pursuing programs and processes that promote cooperation and the sharing of opportunities and resources among our dealerships. Our senior executives operated independently in the recreational boat industry prior to our formation and have been assembled only recently as a management team. Management may not be able to oversee the combined entity efficiently or to implement effectively our growth and operating strategies. To the extent that we successfully implement our acquisition strategy, our resulting growth will place significant additional demands on our management and infrastructure. Our failure to implement successfully our strategies or operate effectively the combined entity could have a material adverse effect on our business, financial condition, and results of operations. These effects could include lower revenue, higher cost of sales, increased selling, general, and administrative expenses, and reduced margins on a consolidated basis.

We rely on Brunswick and other key manufacturers.

      Our success depends to a significant extent on the continued popularity and reputation for quality of the boating products of our manufacturers, particularly Brunswick’s Sea Ray boat lines. Approximately 91% of our new boat revenue in fiscal 1999 resulted from sales of products manufactured by Brunswick, including 88% from Brunswick’s Sea Ray division. The remainder of our fiscal 1999 revenue from new boat sales resulted from sales of products from a limited number of other manufacturers, none of which accounted for a significant portion of our revenue. Any adverse change in the financial condition, production efficiency, product development, and management and marketing capabilities of our manufacturers, particularly Brunswick’s Sea Ray division given our reliance on Sea Ray, would have a substantial impact on our business.

      To ensure adequate inventory levels to support our expansion, it may be necessary for Brunswick and other manufacturers to increase production levels or allocate a greater percentage of their production to us. The interruption or discontinuance of the operations of Brunswick or other manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory. Although we believe that adequate alternate sources would be available that could replace any manufacturer other than Brunswick as a product source, there can be no assurance that such alternate sources will be available at the time of any such interruption or that alternative products will be available at comparable quality and prices.

      Through our principal operating subsidiaries, we maintain dealer agreements with Brunswick covering Sea Ray products. Each dealer agreement has a 10-year term and provides for the lowest product prices charged by the Sea Ray division of Brunswick from time to time to other domestic Sea Ray dealers. These terms are subject to

•	the dealer meeting all the requirements and conditions of Sea Ray’s applicable programs, and

•	the right of Brunswick in good faith to charge lesser prices to other dealers

           — to meet existing competitive circumstances,

           — for unusual and non-ordinary business circumstances, or

           — for limited duration promotional programs.

The agreements do not give us the exclusive right to sell Sea Ray product lines within any particular territory or restrict us from selling competing products.

      As is typical in the industry, we deal with our manufacturers, other than the Sea Ray division of Brunswick, under renewable dealer agreements. These agreements do not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change at the manufacturer’s sole discretion. Any change or termination of these arrangements for any reason, including changes in competitive, regulatory, or marketing practices, could adversely affect our business, financial condition, and results of operations. In addition, the timing, structure, and amount of manufacturer sales incentives and rebates could impact the timing and profitability of our sales.

General economic conditions, discretionary consumer spending, and changes in tax laws affect our business.

      Our operations depend upon a number of factors relating to or affecting consumer spending for luxury goods, such as recreational boats. Unfavorable local, regional, or national economic developments or uncertainties regarding future economic prospects could reduce consumer spending in the markets we serve and adversely affect our business. Consumer spending on luxury goods also may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in the sale of luxury goods. Similarly, rising interest rates could have a negative impact on the ability or willingness of consumers to finance boat purchases, which could also adversely affect our ability to sell our products. Local influences, such as corporate downsizing and military base closings, also could adversely affect our operations in certain markets. We may be unable to maintain our profitability during any period of adverse economic conditions or low consumer confidence. Changes in federal and state tax laws, such as an imposition of luxury taxes on new boat purchases, also could influence consumers’ decisions to purchase products we offer and could have a negative effect on our sales. For example, during 1991 and 1992 the federal government imposed a luxury tax on new recreational boats with sales prices in excess of $100,000, which coincided with a sharp decline in boating industry sales from a high of more than $17.9 billion in the late 1980s to a low of $10.3 billion in 1992.

The boating industry has been stagnant during recent years.

      The recreational boating industry is cyclical and has experienced stagnant overall revenue growth over the last 10-year period. General economic conditions, consumer spending patterns, federal tax policies, and the cost and availability of fuel can impact overall boat purchases. We believe that the lack of increase in overall boat purchases has resulted from increased competition from other recreational activities, perceived hassles of boat ownership, and relatively poor customer service and education throughout the retail boat industry. Although our strategy addresses many of these industry factors and we have achieved significant growth during the period of stagnant industry growth, the cyclical nature of the recreational boating industry or the lack of industry growth could adversely affect our business, financial condition, or results of operations in the future.

Our acquisition strategy involves significant risks.

      Our growth strategy of acquiring additional recreational boat dealers involves significant risks. This strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired dealers with our own operations or managing acquired dealers profitably without substantial costs, delays, or other operational or financial problems.

      We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

      Our ability to continue to grow through the acquisition of additional dealers will depend upon various factors, including the following:

•	the availability of suitable acquisition candidates at attractive purchase prices,

•	the ability to compete effectively for available acquisition opportunities,

•	the availability of funds or common stock with a sufficient market price to complete the acquisitions,

•	the ability to obtain any requisite manufacturer or governmental approvals, and

•	the absence of one or more manufacturers attempting to impose unsatisfactory restrictions on us in connection with their approval of acquisitions.

      As a part of our acquisition strategy, we frequently engage in discussions with various recreational boat dealers regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective dealer for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information and converting its accounting system to the system specified by us. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

We may need manufacturers’ consent to dealer acquisitions and market expansions.

      We may be required to obtain the consent of Brunswick and various other manufacturers prior to the acquisition of other dealers. In determining whether to approve acquisitions, manufacturers may consider many factors, including our financial condition and ownership structure. Manufacturers also may impose conditions on granting their approvals for acquisitions, including a limitation on the number of their dealers that we may acquire. Our ability to meet manufacturers’ requirements for approving future acquisitions will have a direct bearing on our ability to complete acquisitions and effect our growth strategy. There can be no assurance that a manufacturer will not terminate its dealer agreement, refuse to renew its dealer agreement, refuse to approve future acquisitions, or take other action that could have a material adverse effect on our acquisition program.

      On April 28, 1998, we and Brunswick entered into an agreement providing for Brunswick to cooperate in good faith and not to unreasonably withhold its consent to the acquisitions each year by us of Sea Ray boat dealers with aggregate total revenue not exceeding 20% of our revenue in our prior fiscal year. Any acquisitions in excess of the 20% benchmark will be at Brunswick’s discretion. In the event that our sales of Sea Ray boats exceed 49% of the sales of Sea Ray boats by all Sea Ray boat dealers, including us, in any fiscal year of Brunswick, the agreement provides that we and Brunswick will negotiate in good faith the standards for acquisitions of Sea Ray boat dealers by us during Brunswick’s next succeeding fiscal year, but that Brunswick may grant or withhold its consent to any such acquisition in its sole discretion for as long as our Sea Ray boat sales exceed the 49% benchmark.

      Our growth strategy also entails expanding our product lines and geographic scope by obtaining additional distribution rights from our existing and new manufacturers. We may not be able to secure additional distribution rights or obtain suitable alternative sources of supply if we are unable to obtain such distribution rights. The inability to expand our product lines and geographic scope by obtaining additional distribution rights could have a material adverse effect on our business, financial condition, and results of operations.

Boat manufacturers exercise substantial control over our business.

      We depend on our dealer agreements. Through dealer agreements, boat manufacturers, including Brunswick, exercise significant control over their dealers, restrict them to specified locations, and retain approval rights over changes in management and ownership. The continuation of our dealer agreements with most manufacturers, including Brunswick, depends upon, among other things, our achieving stated goals for customer satisfaction ratings and market share penetration in the market served by the applicable dealership. Failure to meet the customer satisfaction, market share goals, and other conditions set forth in any dealer agreement could have various consequences including the following:

•	the termination of the dealer agreement,

•	the imposition of additional conditions in subsequent dealer agreements,

•	limitations on boat inventory allocations,

•	reductions in reimbursement rates for warranty work performed by the dealer, or

•	denial of approval of future acquisitions.

      Our dealer agreements with manufacturers, including Brunswick, generally do not give us the exclusive right to sell those manufacturers’ products within a given geographical area. Accordingly, a manufacturer, including Brunswick, could authorize another dealer to start a new dealership in proximity to one or more of our locations, or an existing dealer could move a dealership to a location that would be directly competitive with us. These events could have a material adverse effect on us and our operations.

We may have significant capital needs.

      Our growth strategy may require us to secure significant additional capital. Our future capital requirements will depend upon the size, timing, and structure of future acquisitions and our working capital and general corporate needs. If we finance future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience a dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able or willing to use our common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential sellers to accept our common stock as full or partial consideration. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue our acquisition program could materially limit our growth.

      Any borrowings made to finance future acquisitions or for operations could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. In addition, our credit arrangements generally will contain financial and operational covenants and other restrictions with which we must comply, including limitations on capital expenditures and the incurrence of additional indebtedness. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects and our business, financial condition, and results of operations.

      Our current credit facilities provide for borrowings of up to approximately $235 million. We believe these credit facilities will be sufficient for our currently anticipated needs and reflect competitive terms and conditions. We have pledged certain of our assets, principally boat inventories, to secure our credit facilities. While we believe we will continue to obtain adequate financing from lenders, such financing may not be available to us.

Our internal growth and operating strategies involve risk.

      In addition to pursuing growth by acquiring boat dealers, we intend to continue to pursue a strategy of growth through opening new retail locations and offering new products in our existing and new territories. Accomplishing these goals for expansion will depend upon a number of factors, including the following:

•	our ability to identify new markets in which we can obtain distribution rights to sell our existing or additional product lines;

•	our ability to lease or construct suitable facilities at a reasonable cost in existing or new markets;

•	our ability to hire, train, and retain qualified personnel;

•	the timely integration of new retail locations into existing operations;

•	our ability to achieve adequate market penetration at favorable operating margins without the acquisition of existing dealers; and

•	our financial resources.

      Our dealer agreements with Brunswick require Brunswick’s consent to open, close, or change retail locations that sell Sea Ray products, and other dealer agreements generally contain similar provisions. We may not be able to open and operate new retail locations or introduce new product lines on a timely or profitable basis. Moreover, the costs associated with opening new retail locations or introducing new product lines may adversely affect our profitability.

      As a result of these growth strategies, we expect that management will expend significant time and effort in opening and acquiring new retail locations and introducing new products. Our systems, procedures, controls, and financial resources may not be adequate to support our expanding operations. The inability to manage our growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

      Our planned growth also will impose significant added responsibilities on members of senior management and require us to identify, recruit, and integrate additional senior level managers. We may not be able to identify, hire, or train suitable additions to management.

Seasonality and weather conditions impact our operations.

      Our business, as well as the entire recreational boating industry, is highly seasonal, with seasonality varying in different geographic markets. During the three-year period ended September 30, 1999, the average net sales for the quarterly periods ended December 31, March 31, June 30, and September 30 represented 16%, 22%, 34%, and 28%, respectively, of our average annual net sales. With the exception of Florida, we generally realize significantly lower sales in the quarterly period ending December 31 with boat sales generally improving in January with the onset of the public boat and recreation shows. Our business could become substantially more seasonal as we acquire dealers that operate in colder regions of the United States.

      Weather conditions may adversely impact our operating results. For example, drought conditions, reduced rainfall levels, and excessive rain may force boating areas to close or render boating dangerous or inconvenient, thereby curtailing customer demand for our products. In addition, unseasonably cool weather and prolonged winter conditions may lead to shorter selling seasons in certain locations. Hurricanes and other storms could result in the disruption of our operations or damage to our boat inventories and facilities. Many of our dealerships sell boats to customers for use on reservoirs, thereby subjecting our business to the continued viability of these reservoirs for boating use. Although our geographic diversity and our future geographic expansion will reduce the overall impact on us of adverse weather conditions in any one market area, weather conditions will continue to represent potential material adverse risks to us and our future operating performance. As a result of the foregoing and other factors, our operating results in some future quarters could be below the expectations of stock market analysts and investors.

We face intense competition.

      We operate in a highly competitive environment. In addition to facing competition generally from non-boating recreation businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, product distribution rights, and suitable retail locations, particularly on or near waterways. Competition increases during periods of stagnant industry growth, such as currently exists.

      We compete primarily with single-location boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing, and other resources. Private sales of used boats represent an additional source of competition.

We depend on income from financing, insurance, and extended service contracts.

      A portion of our income results from referral fees derived from the placement of various F&I products, consisting of customer financing, insurance products, and extended service contracts, the most significant component of which is the participation and other fees resulting from our sale of customer financing contracts. During fiscal 1999, F&I products accounted for approximately 2.3% of our revenue.

      The availability of financing for our boat purchasers and the level of participation and other fees we receive in connection with such financing depend on the particular agreement between us and the lender. Lenders may impose terms in their boat financing arrangements with us that may be unfavorable to us or our customers, resulting in reduced demand for our customer financing programs and lower participation and other fees.

      The reduction of profit margins on sales of F&I products or the lack of demand for or the unavailability of these products could have a material adverse effect on our business, financial condition, and results of operations.

We depend on key personnel.

      Our success depends, in large part, upon the continuing efforts and abilities of our executive officers. Although we have an employment agreement with each of our executive officers, we cannot assure that these individuals will remain with us throughout the term of the agreements, or thereafter. As a result of our decentralized operating strategy, we also rely on the management teams of our operating subsidiaries. In addition, we likely will depend on the senior management of any significant dealers we acquire in the future. The loss of the services of one or more of these key employees before we are able to attract and retain qualified replacement personnel could adversely affect our business.

We face product and service liability risks.

      The products we sell or service may expose us to potential liability for personal injury or property damage claims relating to the use of those products. Manufacturers of the products we sell generally maintain product liability insurance. We also maintain third-party product liability insurance that we believe to be adequate. We may experience claims that are not covered by or that are in excess of our insurance coverage. The institution of any significant claims against us could adversely affect our business, financial condition, and results of operations as well as our business reputation with potential customers.

Environmental and other regulatory issues may impact our operations.

      Our operations are subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

      Various federal, state, and local regulatory agencies, including the Occupational Safety and Health Administration, or OSHA, the United States Environmental Protection Agency, or the EPA, and similar federal and local agencies, have jurisdiction over the operation of our dealerships, repair facilities, and other operations, with respect to matters such as consumer protection, workers’ safety, and laws regarding protection of the environment, including air, water, and soil. The EPA recently promulgated emissions regulations for outboard marine engines that impose stricter emissions standards for two-cycle, gasoline outboard marine engines. Emissions from such engines must be reduced by approximately 75% over a nine-year period beginning with the 1998 model year. Costs of comparable new engines, if materially more expensive than previous engines, or the inability of our manufacturers to comply with EPA requirements, could have a material adverse effect on our business, financial condition, and results of operations.

      Certain of our facilities own and operate underground storage tanks, or USTs, for the storage of various petroleum products. USTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of USTs and remediation of contaminated soils and groundwater resulting from leaking USTs. In addition, we may be subject to civil liability to third parties for remediation costs or other damages if leakage from our owned or operated USTs migrates onto the property of others.

      Our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing investigation and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards.

      We also are subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal. In particular, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or Superfund, imposes joint, strict, and several liability on (i) owners or operators of facilities at, from, or to which a release of hazardous substances has occurred; (ii) parties who generated hazardous substances that were released at such facilities; and (iii) parties who transported or arranged for the transportation of hazardous substances to such facilities. A majority of states have adopted Superfund statutes comparable to and, in some cases, more stringent than CERCLA. If we were to be found to be a responsible party under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. In addition, claims alleging personal injury or property damage may be brought against us as a result of alleged exposure to hazardous substances resulting from our operations. In addition, certain of our retail locations are located on waterways that are subject to federal or state laws regulating navigable waters (including oil pollution prevention), fish and wildlife, and other matters.

      Soil and groundwater contamination has been known to exist at certain properties owned or leased by us. We have also been required and may in the future be required to remove aboveground and underground storage tanks containing hazardous substances or wastes. As to certain of our properties, specific releases of petroleum have been or are in the process of being remediated in accordance with state and federal guidelines. We are monitoring the soil and groundwater as required by applicable state and federal guidelines. We also may have additional storage tank liability insurance and “Superfund” coverage where applicable. Environmental laws and regulations are complex and subject to frequent change. Compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws, or the future discovery of environmental conditions may require additional expenditures by us, and such expenditures may be material.

      Two of the properties we own were historically used as gasoline service stations. Remedial action with respect to prior historical site activities on these properties has been completed in accordance with federal and state law. Also, one of our properties is within the boundaries of a Superfund site, although our property has not been identified as a contributor to the contamination in the area.

      Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. These regulations could discourage potential buyers, thereby limiting future sales and adversely affecting our business, financial condition, and results of operations.

Fuel prices and supply may affect our business.

      All of the recreational boats we sell are powered by diesel or gasoline engines. Consequently, an interruption in the supply, or a significant increase in the price or tax on the sale, of fuel on a regional or national basis could have a material adverse effect on our sales and operating results. At various times in the past, diesel or gasoline fuel has been difficult to obtain. The supply of fuels may be interrupted, rationing may be imposed, or the price of or tax on fuels may significantly increase in the future.

We must amortize intangible assets.

      We are required to amortize the goodwill from acquisitions accounted for as purchases over a period of time, with the amount amortized in a particular period constituting an expense that reduces our net income for that period. Goodwill is an intangible asset that represents the difference between the aggregate purchase price for the net assets acquired and the amount of such purchase price allocated to such net assets for purposes of our balance sheet. A reduction in net income resulting from the amortization of goodwill may have an adverse impact upon the market price of our common stock. As of December 31, 1999, our acquisitions that have been accounted for as purchases have resulted in goodwill of approximately $35.5 million, which we are amortizing over a period of 40 years.

Conflicts exist relating to transactions with affiliates.

      We have various arrangements that may involve conflicts of interest. We lease two retail locations from an irrevocable trust of which relatives of Louis R. DelHomme Jr., a principal stockholder of our company, are the beneficiaries; a retail location from David H. Pretasky, an executive officer of our company; and four retail locations from partnerships in which Paul Graham Stovall, a director and executive officer of our company, is an owner. These arrangements were negotiated in conjunction with the acquisition of their respective companies. The interests of directors or officers of our company or holders of more than 5% of our common stock, in their individual capacities or capacities with related third-party entities, may conflict with the interests of these persons in their capacities with our company.

Directors, officers, and certain other stockholders own a significant portion of our stock.

      Our directors and executive officers and persons associated with them own beneficially a total of approximately 39% of the issued and outstanding shares of our common stock, exclusive of options to acquire 530,712 additional shares of our common stock. As a result of this ownership, these persons will have the power effectively to control our company, including the election of directors, the determination of matters requiring stockholder approval, and other matters pertaining to corporate governance. This concentration of ownership also may have the effect of delaying or preventing a change in control of our company.

      We, Brunswick, and various of our senior executive officers are parties to a stockholders’ agreement, and we and Brunswick are parties to a governance agreement, each dated April 28, 1998. Subject to certain limitations, the stockholders’ agreement provides various rights of first refusal on the sale of shares of common stock by the parties to the agreement, particularly in the event that Brunswick does not own its targeted investment percentage of 19% of our common stock at the time of the proposed sale or in the event the proposed sale is to a competitor of Brunswick. The governance agreement provides for various terms and conditions concerning Brunswick’s participation in the corporate governance of our company. Among other provisions and subject to certain conditions, the governance agreement requires Brunswick and our senior executives to vote their common stock for nominees of the board of directors in the election of directors and to vote their common stock in favor of all proposals and recommendations approved by our board of directors and submitted to a vote of our stockholders.

      As a result, the stockholders’ agreement and the governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of our company.

Our stock price may be volatile.

      The market price of our common stock could be subject to wide fluctuations as a result of many factors. Factors that could affect the trading price include the following:

•	variations in operating results,

•	the level and success of our acquisition program and new store openings,

•	variations in same-store sales,

•	the success of dealership integration,

•	relationships with manufacturers,

•	changes in earnings estimates published by analysts,

•	general economic, political, and market conditions,

•	seasonality and weather conditions,

•	governmental policies and regulations,

•	the performance of the recreational boat industry in general, and

•	factors relating to suppliers and competitors.

      In addition, the relatively few shares held by the public, market demand for small- and mid-capitalization stocks, and price and volume fluctuations in the stock market unrelated to our performance could result in significant fluctuations in market price of our common stock. The performance of our common stock could adversely affect our ability to raise equity in the public markets and adversely affect our acquisition program.

Stockholders may incur immediate and substantial dilution.

      The issuance of additional common stock in the future, including shares that we may issue pursuant to option grants and future acquisitions, may result in dilution in the net tangible book value per share of our common stock. Our board of directors has the legal power and authority to determine the terms of an offering of shares of our capital stock, or securities convertible into or exchangeable for these shares, to the extent of our shares of authorized and unissued capital stock.

A substantial number of shares are eligible for future sale.

      As of December 31, 1999, there were outstanding 15,180,211 shares of our common stock. Of these shares, 3,403,460 were freely tradable without restriction or further registration under the securities laws, unless held by an “affiliate” of our company, as that term is defined in Rule 144 under the securities laws. Shares held by affiliates of our company are subject to the resale limitations of Rule 144 described below. All of the 11,776,751 remaining outstanding shares of common stock were issued in connection with the acquisition of the acquired dealers and will be available for resale beginning one year after the respective dates of the acquisitions, subject to compliance with the provisions of Rule 144 under the securities laws.

      As of December 31, 1999, we had issued options to purchase approximately 2,072,866 shares of common stock under our 1998 incentive stock plan and 81,675 of the 500,000 shares of common stock reserved for issuance under our 1998 employee stock purchase plan. We have filed a registration statement under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

      We may issue additional shares of common stock or preferred stock under the securities laws as part of any acquisition we may complete in the future. Pursuant to Rule 145 under the securities laws, these shares generally will be freely tradable after their issuance by persons not affiliated with us or the acquired companies.

We rely on our operating subsidiaries.

      We are a holding company, the principal assets of which are the shares of the capital stock of our subsidiaries, including the operating subsidiaries. As a holding company without independent means of generating operating revenue, we depend on dividends and other payments from our subsidiaries to fund our obligations and meet our cash needs. Financial covenants under future loan agreements of our subsidiaries may limit our subsidiaries’ ability to make sufficient dividend or other payments to permit us to fund our obligations or meet our cash needs, in whole or in part.

We do not pay cash dividends.

      We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Moreover, financial covenants under certain of our credit facilities restrict our ability to pay dividends.

Change in control provisions may adversely affect existing stockholders.

      Certain provisions of our restated certificate of incorporation and bylaws and Delaware law may make a change in the control of our company more difficult to complete, even if a change in control were in the stockholders’ interest or might result in a premium over the market price for the shares held by the stockholders. Our restated certificate of incorporation and bylaws divide the board of directors into three classes of directors elected for staggered three-year terms. The restated certificate of incorporation also provides that the board of directors may authorize the issuance of one or more series of preferred stock from time to time and may determine the rights, preferences, privileges, and restrictions and fix the number of shares of any such series of preferred stock, without any vote or action by our stockholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The restated certificate of incorporation also allows our board of directors to fix the number of directors and to fill vacancies on the board of directors.

      We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner. The senior executives of the five original acquired dealers and Stovall Marine, Inc. were exempted from the application of Section 203.

      Certain of our dealer agreements could also make it difficult for a third party to attempt to acquire a significant ownership position in our company. In addition, the stockholders’ agreement and governance agreement will have the effect of increasing the control of our directors, executive officers, and persons associated with them and may have the effect of delaying or preventing a change in control of our company.

SELLING STOCKHOLDERS

      The following table sets forth (i) the name of each of the selling stockholders, (ii) the number of shares of our common stock beneficially owned by each selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (iii) the number of shares of common stock beneficially owned by each selling stockholder upon competition of this offering. We have obtained this information from the selling stockholders, but have not independently verified it. The term “selling stockholders” includes the persons listed below and their respective transferees, pledgees, donees, or other successors.

				Shares
	Shares Beneficially			Beneficially
	Owned Prior to			Owned After
	Offering(4)		Shares Being	Offering(4)(5)
			Registered
Name and Address of Beneficial Owner	Number	Percent	for Sale	Number	Percent

The LaManna Family Trust(1)	398,673	2.6%	398,673	0	0

Richard C. LaManna, Jr. and Judith L. LaManna(1)	31,693	0.2%	31,693	0	0

The Darrell Christopher LaManna Separate Property Trust Dated 1/4/93(2)	411,091	2.7%	411,091	0	0

Richard C. LaManna, III(3)	100,000	0.7%	100,000	0	0

(1)	3452 Green Stone Place, Redding, California 96001

(2)	930 Tahoe Blvd., Suite 802-419, Incline Village, Nevada 89451

(3)	19 East 13th Street, Tempe, Arizona 89451

(4)	Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him or her, subject to applicable community property law. The numbers and percentages shown include the shares of common stock actually owned as of December 31, 1999.

(5)	Each of the selling stockholders is assumed to be selling all of the shares of common stock registered for sale and will own no shares of common stock after the offering. The selling stockholders may not sell any of the securities being registered.

PLAN OF DISTRIBUTION

      This prospectus relates to a total of 941,457 shares of currently outstanding common stock held by the selling stockholders. As used in this prospectus, “selling stockholders” includes transferees, donees, pledgees, legatees, heirs, or legal representatives that sell shares received from a named selling stockholder after the date of this prospectus.

      The selling stockholders received their shares of our common stock in exchange for their stock in Harrison’s Boat Center, Inc. and Harrison’s Marine Centers of Arizona, Inc., and their membership interests in Harrison’s Realty, LLC and Harrison’s Realty California, LLC, respectively, on March 1, 1998, as part of our acquisition of the referenced entities. Following the acquisitions, Richard D. LaManna, Jr., Darrell C. LaManna, and Richard C. LaManna, III served as officers of our company from March 1998 to November 1998. Richard C. LaManna, Jr. also served as a director of our company from March 1998 to April 1999. Richard C. LaManna, Jr., Darrell C. LaManna, and Richard C. LaManna, III no longer hold any positions within our company.

      The selling stockholders have advised us that they wish to sell their shares as a result of their lack of involvement with the company. The selling stockholders have given us and our designees the right to purchase the shares from them during the period ending April 30, 2000. We have determined it would be in the best interests of our company for the shares to be sold to third parties, particularly in view of the large percentage of our shares held by directors and officers of our company and the resultant relatively low number of shares in the public float. As a result, we have filed the registration statement of which this prospectus forms a part to facilitate the sale of the shares to third parties, but we may withdraw the registration statement at any time or purchase all or any part of the shares ourselves if circumstances warrant.

      The selling stockholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their securities, and no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholders. At the time a particular offering of common stock is made and to the extent required, the aggregate number of shares being offered, the name or names of the selling stockholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the selling stockholders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.

      Sales of the common stock offered hereby may be effected by or for the account of the selling stockholders from time to time in transactions, which may include block transactions, on the New York Stock Exchange, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. Transactions may be effected through the sale of common stock offered hereby directly to purchasers, through broker-dealers acting as agents, or to broker-dealers that may purchase such shares as principals and thereafter sell the shares from time to time in transactions, which may include block transactions, on the New York Stock Exchange, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the common stock offered hereby for whom such broker-dealers may act as agents or to whom they may sell as principals, or both. As to a particular broker-dealer, such compensation might be in excess of customary commissions.

      The selling stockholders may resell the shares of common stock being registered for resale hereby (a) in transactions that are exempt from registration under the securities laws, or (b) as long as the registration statements of which this prospectus forms a part or to which it relates is effective, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. The selling stockholders may determine not to sell any common stock offered hereby, and any selling stockholder may transfer, devise, or gift the common stock by other means not described in this prospectus. For example, in addition to selling pursuant to the registration statements of which this prospectus is a part or to which it relates, the selling stockholders also may sell under Rule 144.

      The selling stockholders and any broker-dealers, agents, or underwriters that participate in the distribution of common stock offered hereby may be deemed to be “underwriters” within the meaning of applicable securities laws. Accordingly, sales of common stock by the selling shareholders will be subject to the prospectus delivery requirements of the securities laws. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the common stock offered hereby and purchased by them, may be deemed to be underwriting commissions or discounts under the securities laws. We will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of common stock offered hereby will be borne by the selling stockholders.

      We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders. We have agreed to bear all expenses, other than selling commissions, in connection with the registration and sale of the common stock being offered by the selling stockholders.

      To comply with the securities laws of certain jurisdictions, if applicable, the shares of common stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualifications requirement is available and is complied with.

      Selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the selling stockholders. All of the foregoing may affect the marketability of the Shares.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed on for us by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

      Our consolidated balance sheets as of September 30, 1998, and 1999, and the related consolidated statements of operations, stockholders’ equity and cash flows for the nine-month period ended September 30, 1997, and the years ended September 30, 1998 and 1999, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of that firm as experts in giving the reports.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement, as allowed by the rules and regulations of the SEC. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to our company and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     You should rely only on the information contained or incorporated into this prospectus. We have not authorized anyone to provide you with information that is different. The information in this prospectus may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.

TABLE OF CONTENTS

Prospectus Summary	1

Risk Factors	7

Selling Stockholders	20

Plan of Distribution	20

Legal Matters	22

Experts	22

Where You Can Obtain Additional Information	22

941,457 Shares

MarineMax, Inc.
Common Stock

PROSPECTUS

February 24, 2000